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Akamai Technologies, Inc.

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April 24, 2001

To our Stockholders:

I am pleased to invite you to attend the Annual Meeting of Stockholders of Akamai Technologies, Inc. to be held on Tuesday, May 22, 2001 at 10:00 a.m. at the Marriott Hotel Cambridge, Two Cambridge Center, Cambridge, Massachusetts.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible. Voting by written proxy will ensure your representation at the Annual Meeting if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of and continued interest in Akamai Technologies, Inc.

Sincerely,

George H. Conrades

GEORGE H. CONRADES
Chairman and Chief Executive Officer

AKAMAI TECHNOLOGIES, INC.
500 Technology Square
Cambridge, Massachusetts 02139

NOTICE OF 2001 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 22, 2001

The Annual Meeting of Stockholders of Akamai Technologies, Inc. will be held on Tuesday, May 22, 2001, at 10:00 a.m., local time, at the Marriott Hotel Cambridge, Two Cambridge Center, Cambridge, Massachusetts, to consider and act upon the following matters:

(1) To elect two Class II directors of Akamai for the ensuing three years.

(2) To approve an amendment increasing the number of shares of common stock authorized for issuance under Akamai's Second Amended and Restated 1998 Stock Incentive Plan from 37,755,600 to 41,255,600.

(3) To approve an amendment increasing the number of shares of common stock authorized for issuance under Akamai's 1999 Employee Stock Purchase Plan from 600,000 to 3,100,000.

(4) To ratify the selection of PricewaterhouseCoopers LLP as the independent auditors of Akamai for the fiscal year ending December 31, 2001.

(5) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 10, 2001 are entitled to notice of, and to vote at, the Annual Meeting. The stock transfer books of Akamai will remain open for the purchase and sale of Akamai's common stock.

All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,

Kathryn Jorden Meyer

KATHRYN JORDEN MEYER
Vice President, General Counsel
and Secretary

Cambridge, Massachusetts
April 24, 2001

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

AKAMAI TECHNOLOGIES, INC.
500 Technology Square
Cambridge, Massachusetts 02139

PROXY STATEMENT

THIS PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS OF AKAMAI TECHNOLOGIES, INC. FOR USE AT THE 2001 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 22, 2001 AND AT ANY ADJOURNMENT OR ADJOURNMENTS OF THAT MEETING.

All proxies will be voted in accordance with the instructions contained therein, and if no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before it is exercised by delivery of written revocation to the Secretary of Akamai or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the Annual Meeting that the stockholder intends to revoke the proxy and vote in person.

Akamai's Annual Report for the year ended December 31, 2000 is being mailed to stockholders with the mailing of this Notice of Annual Meeting and this Proxy Statement on or about April 24, 2001.

A copy of Akamai's Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission, except for exhibits, will be furnished without charge to any stockholder upon written request to Steven Wolfe, Director of Investor Relations and Strategy, Akamai Technologies, Inc., 500 Technology Square, Cambridge, Massachusetts 02139. Exhibits will be provided upon request and payment of an appropriate processing fee.

Voting Securities and Votes Required

On April 10, 2001, the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting, there were outstanding and entitled to vote an aggregate of 109,229,824 shares of common stock of Akamai, $.01 par value per share. Each share is entitled to one vote.

Under Akamai's by-laws, the holders of a majority of the shares of common stock issued, outstanding and entitled to vote on any matter shall constitute a quorum with respect to that matter at the Annual Meeting. Shares of common stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present.

The affirmative vote of the holders of a plurality of the shares of common stock voting on the matter is required for the election of directors. The affirmative vote of the holders of a majority of the shares of common stock voting on the matter is required for approval of the amendment to the Second Amended and Restated 1998 Stock Incentive Plan, which we refer to in this Proxy Statement as the Stock Incentive Plan, the amendment to the 1999 Employee Stock Purchase Plan, which we refer to in this Proxy Statement as the Employee Stock Purchase Plan, and the ratification of the appointment of PricewaterhouseCoopers LLP as Akamai's independent auditors for the fiscal year ending December 31, 2001.

Shares that abstain from voting as to a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting of each matter that requires the affirmative vote of a certain percentage of the votes cast or shares voting on a matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to the number of shares of Akamai common stock beneficially owned as of March 31, 2001 by the following:

- each person known by Akamai to beneficially own more than 5% of the outstanding shares of Akamai common stock;

- each director of Akamai;

- the chief executive officer and the four other most highly compensated executive officers of Akamai; and

- all Akamai executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which we sometimes refer to as the Commission in this Proxy Statement, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to Akamai's knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Akamai Technologies, Inc., 500 Technology Square, Cambridge, Massachusetts 02139.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding(%)
Baker Communications Fund, L.P.(1) c/o Baker Capital Partners, LLC 540 Madison Avenue New York, NY 10022	7,818,471	7.1
Edward W. Scott(2) c/o Baker Capital Partners, LLC 540 Madison Avenue New York, NY 10022	7,818,471	7.1
Daniel M. Lewin	7,316,750	6.7
F. Thomson Leighton	7,148,250	6.5
Massachusetts Financial Services Company(3) 500 Boylston Street Boston, MA 02116	6,650,335	6.1
Todd A. Dagres(4) c/o Battery Ventures IV, L.P. 20 William Street Wellesley, MA 02481	6,244,689	5.7
Battery Ventures IV, L.P.(5) 20 William Street Wellesley, MA 02481	6,178,804	5.7
George H. Conrades(6)	4,560,556	4.2
Terrance G. McGuire(7) c/o Polaris Management Co. II, LLC 1000 Winter Street Suite 3350 Waltham, MA 02451	2,665,894	2.4
Paul Sagan	1,685,572	1.5
Arthur H. Bilger(8)	1,187,680	1.1
Earl P. Galleher III(9)	1,018,523	*
Timothy Weller	650,960	*
Robert O. Ball III(10)	248,760	*
All executive officers, Akamai Named Executive Officers and directors as a group (12 persons)(9)(11)	40,546,105	36.8

* Percentage is less than 1% of the total number of outstanding shares of common stock of Akamai.

(1) Includes 934,668 shares issuable upon the exercise of warrants exercisable within 60 days after March 31, 2001.

(2) Represents 6,883,803 shares held by Baker Communications Fund, L.P. and 934,668 shares issuable upon the exercise of warrants exercisable within 60 days after March 31, 2001 held by Baker Communications Fund, L.P. Baker Capital Partners, LLC is general partner of Baker Communications Fund, L.P. Mr. Scott, a director of Akamai, is a manager of Baker Capital Partners, LLC. Mr. Scott disclaims beneficial ownership of the shares held by Baker Communications Fund, L.P. except to the extent of his pecuniary interest in Baker Communications Fund, L.P.

(3) The information reported is based on a Schedule 13G dated February 9, 2001, filed with the Commission by Massachusetts Financial Services Company ("MFS"). MFS is a registered investment advisor in which capacity it has beneficial ownership of 6,650,335 shares.

(4) Includes 6,082,298 shares held by Battery Ventures IV, L.P. and 96,506 shares held by Battery Investment Partners IV, LLC. Battery Ventures IV, L.P. is the managing member of Battery Investment Partners IV, LLC. Mr. Dagres, a director of Akamai, is a general partner of Battery Ventures IV, L.P. Mr. Dagres disclaims beneficial ownership of the shares held by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC except to the extent of his pecuniary interest in those entities.

(5) Includes 96,506 shares held by Battery Investment Partners IV, LLC. Battery Ventures IV, L.P. is the managing member of Battery Investment Partners IV, LLC.

(6) Includes 8,694 shares issuable upon the exercise of warrants exercisable within 60 days after March 31, 2001. Excludes shares held by entities affiliated with Polaris Venture Management Co. II, L.L.C., of which Mr. Conrades is a venture partner.

(7) Includes 2,546,037 shares held by Polaris Venture Partners II, L.P. and 53,168 shares held by Polaris Venture Partners Founders' Fund II, L.P. Polaris Venture Management Co. II, L.L.C. is the general partner of Polaris Venture Partners II, L.P. and Polaris Venture Partners Founders' Fund II, L.P. Mr. McGuire, a director of Akamai, is a general partner of Polaris Venture Management Co. II, L.L.C. Mr. McGuire disclaims beneficial ownership of the shares held by Polaris Venture Partners II, L.P. and Polaris Venture Partners Founders' Fund II, L.P. except to the extent of his pecuniary interest in those entities.

(8) Represents 1,145,872 shares held by ADASE Partners, L.P., 28,458 shares held by AT Investors LLC and 13,350 shares issuable upon the exercise of warrants held exercisable within 60 days after March 31, 2001 by AT Investors LLC. Mr. Bilger, a director of Akamai, is the managing member of the general partner of ADASE Partners, L.P. and managing member of AT Investors LLC. Mr. Bilger disclaims beneficial ownership of the shares held by ADASE Partners, L.P. and AT Investors LLC except to the extent of his pecuniary interest in those entities. Excludes shares held by Baker Communications Fund, L.P., of which Mr. Bilger is a limited partner.

(9) Mr. Galleher resigned as our Executive Vice President in April 2001. Under the terms of a letter agreement between Akamai and Mr. Galleher, Akamai will repurchase 236,250 shares of restricted common stock held by Mr. Galleher.

(10) Includes 100 shares held as custodian for each of Mr. Ball's three minor children. Includes 22,500 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2001.

(11) Includes 979,212 shares of common stock issuable upon the exercise of options and warrants exercisable within 60 days after March 31, 2001.

ELECTION OF DIRECTORS

Akamai's board of directors currently consists of seven persons, divided into three classes serving staggered terms of three years. Currently there are two directors in Class I (whose terms expire at the Annual Meeting of Stockholders in 2003), two directors in Class II (whose terms expire at this Annual Meeting) and three directors in Class III (whose terms expire at the Annual Meeting of Stockholders in 2002). Two Class II directors are to be elected at this Annual Meeting. Each of these Class II directors will hold office until the Annual Meeting of Stockholders in 2004 or until his or her successor has been duly elected and qualified.

In the event that any nominee for Class II director becomes unavailable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies in their discretion for any nominee who is designated by the current board of directors to fill the vacancy. It is not expected that any of the nominees will be unavailable to serve.

Set forth below is the name of each member of the board of directors (including the nominees for election as Class II directors), and the positions and offices held by him, his principal occupation and business experience during the past five years, the names of other publicly held companies of which he serves as a director and the year of the commencement of his term as a director of Akamai. Information with respect to the number of shares of common stock beneficially owned by each director, directly or indirectly, as of March 31, 2001, appears above under the heading "Security Ownership of Certain Beneficial Owners and Management."

Board Recommendation

Akamai's board of directors believes that approval of the election of the two Class II directors is in the best interests of Akamai and its stockholders and therefore it recommends a vote FOR this proposal.

Nominees for Terms Expiring in 2004 (Class II Directors)

F. Thomson Leighton, age 44, co-founded Akamai and has served as Chief Scientist and as a director since August 1998. Dr. Leighton has been a professor of Mathematics at MIT since 1982 and has served as the Head of the Algorithms Group in MIT's Laboratory for Computer Science since its inception in 1996. Dr. Leighton is currently on leave from MIT. Dr. Leighton is a former two-term chair of the 2,000-member Association of Computing Machinery Special Interest Group on Algorithms and Complexity Theory, and a former two-term Editor-in-Chief of the Journal of the ACM, one of the nation's premier journals for computer science research.

Edward W. Scott, age 38, has served as a director of Akamai since April 1999. Mr. Scott is a founder and general partner of the Baker Communications Fund, L.P., a communications private equity fund. He has been a general partner of that firm since March 1996. From December 1990 until March 1996, Mr. Scott was a private equity investor with the Apollo Investment Fund, L.P. Mr. Scott also serves on the board of directors of Advanced Switching Communications, Inc., a provider of broadband services platforms.

Directors Whose Terms Expire in 2003 (Class I Directors)

George H. Conrades, age 62, has served as Chairman and Chief Executive Officer of Akamai since April 1999 and as a director since December 1998. Mr. Conrades has also been a venture partner of Polaris Venture Partners, Inc., an early stage investment company, since August 1998. From August 1997 to July 1998, Mr. Conrades served as Executive Vice President of GTE and President of GTE Internetworking, an integrated telecommunication services firm. Mr. Conrades served as Chairman of the board of directors and Chief Executive Officer of BBN Corporation, a national Internet services provider and Internet technology research and development company, from January 1994 until its acquisition by GTE Internetworking in July 1997. Prior to joining BBN Corporation, Mr. Conrades was an IBM Senior Vice President and a member of IBM's Corporate Management Board. Mr. Conrades is currently a director of Viacom, Inc., a media company, and Cardinal Health, Inc., a provider of services supporting the healthcare industry.

Terrance G. McGuire, age 45, has served as a director of Akamai since April 1999. Mr. McGuire is a founder and has been a general partner of Polaris Venture Partners, Inc. since June 1996. Since 1992, Mr. McGuire has also been a general partner of Burr, Egan, Deleage & Co., a venture capital firm. Mr. McGuire also serves as a director of Aspect Medical Systems, Inc., an anesthesia monitoring company, deCODE Genetics, a medical research firm, and Inspire Pharmaceuticals, a pharmaceuticals company.

Directors Whose Terms Expire in 2002 (Class III Directors)

Arthur H. Bilger, age 48, has served as a director of Akamai since November 1998 and has served as Vice Chairman of the board of directors since August 1999. Mr. Bilger is a founder and has been Managing Member of Shelter Capital Partners LLC, a venture capital firm, since December 2000. From December 1994 until March 1997, Mr. Bilger was President, Chief Operating Officer and a member of the board of directors of New World Communications Group Incorporated, an entity engaged in television broadcasting and production. Mr. Bilger is currently a director of Mandalay Resort Group, an owner and operator of hotel casino facilities.

Todd A. Dagres, age 40, has served as a director of Akamai since November 1998. Since February 1996, Mr. Dagres has been a general partner of Battery Ventures, a venture capital firm. From February 1994 to February 1996, Mr. Dagres was a Principal and Senior Technology Analyst at Montgomery Securities, now known as Banc of America Securities LLC, an investment bank and brokerage firm. Mr. Dagres also serves as a director of Focal Communications, Inc., a communications provider.

Daniel M. Lewin, age 30, co-founded Akamai and has served as a director since August 1998. Mr. Lewin served as President of Akamai from August 1998 to May 1999 and as Chief Technology Officer since May 1999. Since July 1996, Mr. Lewin has been a Ph.D. candidate in the Algorithms Group at MIT's Laboratory for Computer Science. From May 1994 to May 1996, Mr. Lewin worked at IBM's research laboratory in Haifa, Israel as a full-time Research Fellow and Project Leader responsible for the development and support of IBM's Genesys system.

Other Executive Officers of Akamai

Paul Sagan, age 41, joined Akamai in October 1998 as Vice President and Chief Operating Officer and has served as President since May 1999. Mr. Sagan was Senior Advisor to the World Economic Forum, a Geneva, Switzerland-based organization, from July 1997 to August 1998. From December 1995 to December 1996, Mr. Sagan was the President and Editor of Time Inc. New Media, an affiliate of Time Warner, Inc., a global media and entertainment company.

Chris Schoettle, age 37, joined Akamai in March 2001 as Chief Operating Officer, responsible for product management, product marketing, engineering, network infrastructure and strategy, information services, human resources, legal and corporate services. Prior to joining Akamai, Mr. Schoettle was employed at Lucent Technologies, a communications infrastructure company, serving as President of Broadband Access from May 2000 to March 2001, as Vice President and General Manager of VoIP (Voice over IP) Access Networks from July 1999 to May 2000 and as Vice President of IP Communications from August 1998 to July 1999. Prior to joining Lucent, Mr. Schoettle was employed at AT&T, the global voice and data communications company, serving as General Manager of Next Generation IP Services from March 1997 to August 1998 and Director of Strategy and Market Planning from September 1996 to March 1997. From November 1994 to September 1996, Mr. Schoettle was Senior Director of Corporate Business Development at Novell, Inc., a software company. Mr. Schoettle holds B.S. and M.S. degrees in Computer Science and Mathematics from Emory University, and he has completed post-graduate programs at the University of St. Andrews in Scotland and at the London Business School.

Timothy Weller, age 35, joined Akamai in August 1999 as Chief Financial Officer. From July 1993 until August 1999, Mr. Weller was an equity research analyst at Donaldson, Lufkin & Jenrette, an investment banking firm. Mr. Weller holds a Ph.D. in Electrical Engineering from the University of Illinois.

No person who served as a director or executive officer of Akamai during the year ended December 31, 2000 has a substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting, other than the election of the Class II Directors. Each executive officer serves at the discretion of Akamai's board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Akamai.

Board and Committee Meetings

All directors attended at least 75% of the total number of meetings of the board of directors and each committee on which he served during the fiscal year ended December 31, 2000.

The board of directors has an Audit Committee and a Compensation Committee.

The Audit Committee consists of three outside directors, Messrs. Bilger, McGuire and Scott. The Audit Committee reviews the professional services provided by Akamai's independent accountants, the independence of such accountants from Akamai's management, Akamai's annual financial statements and Akamai's system of internal accounting controls. The Audit Committee also reviews such other matters with respect to Akamai's accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. The Audit Committee held four meetings in fiscal year 2000.

The Compensation Committee consists of Messrs. Dagres and McGuire. Mr. Conrades served on the Compensation Committee from April 1999 to April 2000. Mr. Scott also served on the Compensation Committee from April 1999 to January 2000. The Compensation Committee reviews executive salaries, administers Akamai's bonus, incentive compensation and stock plans, and approves the salaries and other benefits of Akamai's executive officers. In addition, the Compensation Committee consults with Akamai's management regarding Akamai's benefit plans and compensation policies and practices. The Compensation Committee held one meeting during fiscal year 2000 and took 12 actions by unanimous written consent during such year.

Compensation of Directors

Akamai reimburses directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. Akamai may, in its discretion, grant stock options and other equity awards to its non-employee directors from time to time pursuant to the Stock Incentive Plan. Akamai has not yet determined the amount and timing of such grants or awards.

Executive Compensation
Summary Compensation Table

The following table sets forth information with respect to the compensation earned by

- each of the persons who served during 2000 as Akamai's chief executive officer; and

- each of Akamai's four other most highly compensated executive officers who received annual compensation in excess of $100,000 in 2000.

Akamai refers to these individuals as the Akamai Named Executive Officers. In the table below, columns required by the regulations of the Commission have been omitted where no information was required to be disclosed under those columns.

| Name and Principal Position(1) | Year | Annual Compensation | | Other Annual Compensation(2) | Long-Term Compensation Awards Number of Securities Underlying Options/SARs |
		Salary($)	Bonus($)		
George H. Conrades	2000	345,000	—	—	—
Chairman of the Board of Directors	1999	260,077	—	—	—
and Chief Executive Officer	1998	—	—	—	—
Paul Sagan	2000	250,000	—	—	—
President	1999	205,417	—	—	—
	1998	22,275	—	—	—
Timothy Weller	2000	250,000	—	—	—
Vice President and Chief Financial	1999	75,962	—	—	—
Officer	1998	—	—	—	—
Robert O. Ball III	2000	250,000	—	71,868(3)	100,000
Vice President, Business	1999	105,769	100,000	26,564(3)	60,000
Development	1998	—	—	—	—
Earl P. Galleher III(4)	2000	218,077	—	—	—
Executive Vice President	1999	137,981	—	—	—
	1998	—	—	—	—

(1) Mr. Conrades commenced employment with Akamai in April 1999; Mr. Sagan commenced employment with Akamai in October 1998; Mr. Weller commenced employment with Akamai in August 1999; Mr. Ball commenced employment with Akamai in July 1999; and Mr. Galleher commenced employment with Akamai in March 1999.

(2) With the exception of Mr. Ball, other compensation in the form of perquisites and other personal benefits has been omitted because these perquisites and other personal benefits contributed less than $50,000 or 10% of the total salary and bonus for each Akamai Named Executive Officer for that year.

(3) Consists of relocation benefits.

(4) Mr. Galleher resigned as our Executive Vice President in April 2001.

Option Grants During Fiscal Year 2000

The following table sets forth each grant of Akamai stock options during 2000 to each of the Akamai Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | |
	Number of Securities Underlying Options/ SARs Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year 2000	Exercise or Base Price Per Share ($/share)(1)	Expiration Date	5%($)	10%($)
George H. Conrades	—	—	—	—	—	—
Paul Sagan	—	—	—	—	—	—
Timothy Weller	—	—	—	—	—	—
Robert O. Ball III	100,000	less than 1%	85.50	June 6, 2010	5,377,050	13,626,498
Earl P. Galleher III	—	—	—	—	—	—

(1) The exercise price was equal to the fair market value of Akamai's common stock as determined by Akamai's board of directors on the date of grant.

(2) The potential realizable value is calculated based on the term of the Akamai stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent Akamai's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the Akamai stock option and that the Akamai stock option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Options Exercised During Fiscal Year 2000

None of the Akamai Named Executive Officers exercised Akamai stock options in 2000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, requires Akamai's officers and directors, and persons who own more than ten percent of a registered class of our equity securities, which we refer to as reporting persons, file reports of ownership and changes in ownership of such securities with the Commission. Officers, directors and greater than ten-percent beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file. We are not aware of any beneficial owner of more than ten percent of our common stock.

Based on our review of copies of reports filed by reporting persons or written representations from such persons, Akamai believes that during fiscal 2000 all filings required to be made by the reporting persons were made in accordance with the requirements of the Exchange Act except for the following inadvertent late filings: Mr. Galleher was late in filing a Form 4 to report the exercise of a warrant to purchase shares of common stock in January 2000; in November, Mr. McGuire amended his Form 4 filing for the month of September to report exercises of warrants to purchase shares of common stock by Polaris Venture Partners II, L.P. and Polaris Venture Partners Founders' Fund II, L.P. in such month; Mr. Sagan amended his Form 4 filing for the month of August to report the exercise of a warrant to purchase common stock in such month; Kathryn Jorden Meyer, our Vice President and General Counsel, amended her Form 3 to include shares she purchased through an employee stock purchase plan prior to her becoming a Section 16 reporting person; and Mr. Conrades was late in filing a Form 4 to report a distribution to him of shares of common stock held by one or more entities affiliated with Polaris Venture Management Co. II, L.L.C.

Report of the Compensation Committee

The Compensation Committee of Akamai's board of directors has furnished the following report on executive compensation.

The Compensation Committee of Akamai's board of directors, which consists of Mr. Dagres and Mr. McGuire, reviews executive salaries, administers Akamai's stock plans and any executive bonus and other executive incentive plans and approves the salaries and other benefits of its executive officers. In addition, the Compensation Committee consults with Akamai's management regarding its benefit plans and is responsible for reviewing Akamai's overall compensation policies and practices.

Compensation Philosophies

Akamai's executive compensation program for 2000 consisted primarily of base salary and stock options or restricted stock designed to align executive compensation with Akamai's long-term strategic goals and stockholder interest and to attract, retain and reward executives. Akamai employed first-year cash bonuses to attract few key executives. The Compensation Committee's executive compensation philosophy holds that a significant portion of executive compensation should be tied directly to the performance of Akamai as a whole. The stock option and restricted stock grants for Akamai executives reflect this philosophy. By linking compensation to Akamai's business objectives, we believe that a performance-oriented environment is created for its executives and other employees.

Akamai's executive compensation program for 2000 was also intended to align executive and stockholder interests by providing executives with an equity interest in Akamai through the granting of stock options or restricted stock, or a combination of both. The Compensation Committee based its review of recommended grants on various factors, including the executive's responsibilities, the executive's past, present and expected contributions to Akamai and current market grants in companies of similar size, market capitalization and industry.

Compensation in Fiscal 2000

Base Salary. Base salaries for executive officers are determined annually by reviewing three key areas: 1) the pay practices of companies of similar size, market capitalization and industry 2) the skills and performance level of the individual executive relative to targeted performance criteria and 3) actual corporate performance.

Incentive Bonus. Akamai does not have an annual incentive plan for executive officers. Cash bonuses are used on an exception basis to attract, retain and motivate executives, primarily as a first year incentive. When cash bonuses are employed, the executive's cash bonus is based on the achievement of company specific performance measures and individual specific objectives and the contribution of the executive to the overall success and achievements of Akamai and its management team.

Long-Term Incentives. The Compensation Committee believes that stock options are an excellent long-term incentive for executives that aligns executive and stockholder interests and assists in retention of key officers and employees. Stock options granted under Akamai's stock option program generally vest over four years. The Compensation Committee has and may in the future determine to more closely link the vesting of stock options with an executive's achievement of a particular objective. When determining stock option awards, the Compensation Committee considers the executive's current contributions to Akamai's performance, the anticipated contribution to meeting Akamai's long-term strategic performance goals, their position with Akamai and industry practice. The direct link between the value of a stock option to an executive and an increase in the price of Akamai's stock makes stock option awards a key method for aligning executive compensation with stockholder value. During 2000, the Akamai Named Executive Officers received options to purchase an aggregate of 100,000 shares of common stock at a weighted average exercise price of $85.50 per share, as indicated in the table under the heading "Option Grants During Fiscal Year 2000."

Chairman and Chief Executive Officer

Mr. Conrades' base salary and long-term incentive compensation are determined by the Compensation Committee without Mr. Conrades' participation, based upon the same factors as those used by the Compensation Committee for executives in general. Mr. Conrades' current annual base salary is $345,000 and, upon his employment, he was granted 5,940,000 shares of restricted stock. Mr. Conrades does not participate in a cash based incentive plan.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to in this Proxy Statement as the Code, generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to the company's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee intends to review the potential effects of Section 162(m) periodically and intends to structure its stock option grants and certain other equity-based awards in a manner that is intended to avoid disallowances under Section 162(m) of the Code unless the Compensation Committee believes that such compliance would not be in the best interests of Akamai or its stockholders.

Compensation Committee

Todd A. Dagres
Terrance G. McGuire

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Dagres and McGuire, each of whom served on the Compensation Committee of the board of directors during 2000. Mr. Scott also served on the Compensation Committee during January 2000. Mr. Conrades, Akamai's Chief Executive Officer, was also a member of the Compensation Committee from April 1999 through April 2000. Otherwise, no member of the Compensation Committee was at any time during 2000, or formerly, an officer or employee of Akamai or any subsidiary of Akamai, and, except as provided below, no member of the Compensation Committee had any relationship with Akamai requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

No executive officer of Akamai has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other organization, one of whose executive officers served as a director of or member of the Compensation Committee of Akamai.

Comparative Stock Performance Graph

The following graph compares the cumulative total return to stockholders of Akamai's common stock for the period from October 29, 1999, the date Akamai's common stock was first traded on the Nasdaq National Market, through December 31, 2000 with the cumulative total return over such period of:

- the Nasdaq Stock Market (U.S.) Index; and

- the S&P Technology Sector Index.

The graph assumes the investment on October 29, 1999 of $100 in Akamai's common stock (at the initial public offering price) and in each of such indices (and the reinvestment of all dividends). The performance shown is not necessarily indicative of future performance.



	10/99	12/99	3/00	6/00	9/00	12/00
Akamai Technologies, Inc.	$ 100.00	$ 1260.10	$ 618.51	$ 456.67	$ 201.98	$ 81.01
Nasdaq Stock Market (U.S.)	$ 100.00	$ 136.84	$ 153.59	$ 133.54	$ 122.89	$ 82.35
S&P Technology Sector	$ 100.00	$ 132.46	$ 149.85	$ 136.38	$ 117.74	$ 79.54

Report of the Audit Committee

The Audit Committee of Akamai's board of directors has furnished the following report on the Audit Committee's review of Akamai's audited financial statements:

The Audit Committee of Akamai's board of directors, which consists of Mr. Bilger, Mr. McGuire and Mr. Scott, provides assistance to the board of directors in fulfilling its responsibility to Akamai's stockholders with respect to the adequacy and effectiveness of Akamai's corporate accounting and reporting practices and the quality and integrity of its financial reports. The Audit Committee acts under a written charter, a copy of which is attached to this proxy statement as Appendix A, first adopted and approved in May 2000. The Audit Committee held four meetings in 2000. The members of the Audit Committee are independent directors as defined by the Audit Committee charter and the rules of the Nasdaq Stock Market.

The Audit Committee reviewed the audited financial statements of Akamai for the years ended December 31, 2000 and December 31, 1999 and for the period from inception (August 20, 1998) through December 31, 1998 that were included in Akamai's annual report on Form 10-K as filed with the Commission. We refer to these audited financial statements as the Financial Statements. The Audit Committee discussed the Financial Statements with Akamai's management and its independent auditors, PricewaterhouseCoopers LLP, which we refer to as PWC. The Audit Committee discussed with PWC the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees", including, but not limited to the following matters:

- the auditor's responsibility under generally accepted accounting standards;

- methods to account for significant unusual transactions;

- significant audit adjustments, if applicable;

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The Audit Committee also discussed with PWC their independence from Akamai and considered whether PWC's rendering of certain services to Akamai, other than services rendered in connection with the audit or review of Akamai's financial statements, is compatible with maintaining PWC's independence. In connection with these matters, Akamai received the written disclosures and letter from PWC required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". This Standard requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on their independence, confirm their perceived independence and engage in a discussion of independence.

Based on its review of the Financial Statements and its discussions with management and PWC, the Audit Committee recommended to the board of directors that the Financial Statements be included in Akamai's annual report on Form 10-K as filed with the Commission.

Audit Committee

Arthur H. Bilger
Terrance G. McGuire
Edward W. Scott

Certain Relationships and Related Party Transactions

Issuances of 15% Senior Subordinated Notes

On May 7, 1999, Akamai issued 15% senior subordinated notes in the aggregate principal amount of $15,000,000 coupled with warrants to purchase an aggregate of 2,002,836 shares of Akamai common stock for an exercise price of approximately $2.50 per share to 20 investors, including certain officers, directors and holders of 5% or more of our common stock as described in the table below. The 15% senior subordinated notes had a term of five years and an interest rate of 15% per year, compounded annually. In fiscal year 2000, $2.8 million in principal and interest were paid to the holders of 15% senior subordinated notes to repay the unpaid balance of principal and interest on such notes.

Name	15% Senior Subordinated Notes($)	Warrants to Purchase the Following Shares of Common Stock
Arthur H. Bilger(1)	100,000	13,350
Baker Communications Fund, L.P.	7,000,000	934,668
George H. Conrades(2)	65,154	8,694
Earl P. Galleher III(3)	48,333	6,450
Entities affiliated with Polaris Venture Management Co. II, L.L.C.(4)	1,000,000	133,524
Paul Sagan	14,477	1,932

(1) Excludes securities held by Baker Communications Fund, L.P., of which Mr. Bilger is a limited partner. Mr. Bilger is the managing member of the general partner of ADASE Partners, L.P. and the managing member of AT Investors LLC. Mr. Bilger's notes and warrants are held by AT Investors LLC. Mr. Bilger disclaims beneficial ownership of the securities held by AT Investors LLC except to the extent of his pecuniary interest in that entity.

(2) Excludes securities held by entities affiliated with Polaris Venture Management Co. II, L.L.C., of which Mr. Conrades is a venture partner.

(3) Mr. Galleher resigned as our Executive Vice President in April 2001.

(4) Represents 15% senior subordinated notes in the principal amount of $976,271 and 130,356 warrants held by Polaris Venture Partners II, L.P. and 15% senior subordinated notes in the principal amount of $23,729 and 3,168 warrants purchased by Polaris Venture Partners Founders' Fund II, L.P.

Agreements With Executive Officers

On March 26, 1999, in connection with the issuance of restricted Akamai common stock, Akamai loaned $1,980,000 to George H. Conrades, its Chief Executive Officer and Chairman of Akamai's board of directors. The loan bears interest at a rate of 5.3% per year, compounded annually until paid in full. The loan must be paid in full by March 26, 2009 or earlier to the extent of proceeds, net of taxes, received by Mr. Conrades upon his sale of capital stock of Akamai. On March 26, 1999, Akamai entered into a severance agreement with Mr. Conrades. The severance agreement requires Akamai to pay Mr. Conrades a lump-sum cash payment equal to 299% of his average annual salary and bonus for the most recent three years if his employment is terminated by Akamai other than for cause within two years following a change in control of Akamai. Under the terms of Mr. Conrades' restricted stock grant, Akamai's right to repurchase shares of unvested restricted stock will cease in the event of a change in control of Akamai.

On July 23, 1999, in connection with the issuance of restricted common stock, Akamai loaned $2,619,750 to Timothy Weller, Akamai's Chief Financial Officer and Treasurer. The loan bears interest at a rate of 6.1% per year, compounded annually until paid in full. The loan must be paid in full by July 23, 2009 or earlier to the extent of proceeds, net of taxes, received by Mr. Weller upon his sale of capital stock of Akamai. Under the terms of Mr. Weller's restricted stock grant, Akamai's right to repurchase shares of unvested restricted stock will cease in the event of a change in control of Akamai. In addition, if Mr. Weller's employment is terminated by Akamai other than for cause or by Mr. Weller for good reason (as defined in Mr. Weller's restricted stock agreement), all of Mr. Weller's unvested restricted stock will vest.

Akamai and Earl P. Galleher III, Vice President of Worldwide Sales and Support, entered into a letter agreement dated March 4, 1999 that contained provisions relating to vesting of restricted stock held by Mr. Galleher and potential severance payments in connection with a termination of his employment. In connection with his resignation from Akamai in April 2001, Mr. Galleher and Akamai entered into a letter agreement that superseded the March 4, 1999 agreement. Under the terms of the new letter agreement, we agreed to accelerate the vesting of 393,750 shares of restricted stock owned by Mr. Galleher and to exercise our option to repurchase 236,250 unvested shares of restricted stock held by Mr. Galleher for $9,581.62.

Arriva! Networks, Inc.

In the fourth quarter of 2000, Akamai formed Arriva! Networks, Inc., or Arriva, as a wholly-owned subsidiary and contributed certain technology to it in exchange for shares of preferred stock of Arriva. Arriva provides network management services. On January 8, 2001, Akamai deconsolidated Arriva concurrently with the sale by Arriva of a majority interest to outside investors in return for $28.0 million in cash. Akamai received no cash proceeds from Arriva's sale of its capital stock. In accordance with the terms of the various outside investor agreements, Akamai received a warrant to purchase additional voting shares of common stock of Arriva, allowing Akamai to maintain a 40% voting interest. In addition, Akamai entered into a license agreement with Arriva for additional technology that has an initial term of five years and that requires Arriva to pay to Akamai a monthly licensing fee of $1 million or more, depending on the level of Arriva's revenues derived from using the technology. In the first quarter of 2001, licensing fees payable by Arriva to Akamai were $2.3 million. In addition, Arriva paid Akamai $2.2 million for technology development work performed for it by Akamai. The outside investors participating in the financing of Arriva were Baker Communications Fund II (QP), L.P. and entities affiliated with it; Battery Ventures VI, L.P. and entities affiliated with it; Credit Suisse First Boston Equity Partners and entities affiliated with it; and Polaris Venture Partners III, L.P. and entities affiliated with it. Edward W. Scott, a director of Akamai, is a member of Baker Capital Partners II, LLC, the general partner of Baker Communications Fund II (QP), L.P. Todd A. Dagres, a director of Akamai, is a member of Battery Partners VI, LLC, the general partner of Battery Ventures VI, L.P. Terrance G. McGuire, a director of Akamai, is a member of Polaris Venture Management Co. III, L.L.C., the general partner of Polaris Venture Partners III, L.P. George H. Conrades and F. Thomson Leighton, each directors of Akamai, also serve on the board of directors of Arriva. Messrs. Conrades and Leighton abstain from voting on any matters relating to Arriva that come before the board of directors of Akamai. Messrs. Conrades and Leighton have informed Akamai that they intend to recuse themselves from voting on matters relating to Akamai that come before the board of directors of Arriva. None of Messrs. Dagres, McGuire and Scott serve on the board of directors, or in any other capacity at, Arriva.

APPROVAL OF AMENDMENT OF AKAMAI'S STOCK INCENTIVE PLAN

Overview

In the opinion of Akamai's board of directors, the future success of Akamai depends, in large part, on its ability to maintain a competitive position in attracting, retaining and motivating key employees with experience and ability. Under our Stock Incentive Plan, Akamai is currently authorized to grant options to purchase up to an aggregate of 37,755,600 shares of common stock to its officers, directors, employees and consultants. As of March 31, 2001, there were 2,748,398 shares available for future grant under the Stock Incentive Plan. Accordingly, on March 20, 2001, Akamai's board of directors adopted an amendment to the Stock Incentive Plan that increased from 37,755,600 to 41,255,600 the number of shares of common stock available for issuance upon exercise of options granted under the Stock Incentive Plan (subject to adjustment for certain changes in Akamai's capitalization).

On April 4, 2001, we filed a Tender Offer Statement on Schedule TO with the Commission relating to an offer by Akamai to exchange certain options outstanding under the Stock Incentive Plan for shares of restricted Akamai common stock that would be issued under the Stock Incentive Plan. As of March 31, 2001, there were issued and outstanding options to purchase 12,449,300 shares of our common stock that are eligible to participate in the exchange offer. If the exchange offer is accepted with respect to all eligible options under the terms of the offer, we would issue a total of 6,265,110 shares of restricted common stock under the Stock Incentive Plan. Therefore, completion of the exchange offer would increase the number of shares available for future grant under the Stock Incentive Plan.

Summary of the Stock Incentive Plan

The following summary of the Stock Incentive Plan is qualified in its entirety by reference to the Stock Incentive Plan, a copy of which is attached as Appendix B to the electronic copy of this Proxy Statement filed with the Commission and may be accessed from the Commission's home page (www.sec.gov). In addition, a copy of the Stock Incentive Plan may be obtained by making a written request to the General Counsel of Akamai.

Description of Awards.

The Stock Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, restricted stock awards and other stock-based awards, including the grant of shares based upon certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights. In this Proxy Statement, we refer collectively to the various types of grants as Awards.

Incentive Stock Options and Nonstatutory Stock Options.   Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is less than, equal to or greater than the fair market value of the common stock on the date of grant. Under present law, however, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Akamai or any of our subsidiaries). The Stock Incentive Plan permits our board of directors to determine the manner of payment of the exercise price of options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any other lawful means.

Restricted Stock Awards.   Restricted stock awards entitle recipients to acquire shares of common stock, subject to Akamai's right to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

Other Stock-Based Awards.   Under the Stock Incentive Plan, Akamai's board of directors has the right to grant other Awards based upon the common stock having such terms and conditions as the board of directors may determine, including the grant of shares based upon certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights.

Eligibility to Receive Awards

Officers, employees, directors, consultants and advisors of Akamai and our subsidiaries are eligible to be granted Awards under the Stock Incentive Plan. Under current law, however, incentive stock options may only be granted to employees of Akamai and its subsidiaries. The maximum number of shares with respect to which Awards may be granted to any participant under the Stock Incentive Plan may not exceed 3,600,000 shares per calendar year.

As of March 31, 2001, approximately 1,300 persons were eligible to receive Awards under the Stock Incentive Plan, including executive officers and non-employee directors. The granting of Awards under the

Stock Incentive Plan is discretionary, and we cannot now determine the number or type of Awards to be granted in the future to any particular person or group.

On March 30, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $8.5625.

Administration

The Compensation Committee of our board of directors administers the Stock Incentive Plan. The Compensation Committee, with the assistance of management, selects the recipients of awards and determines:

- the number of shares of common stock covered by options and the dates upon which such options become exercisable;

- the exercise price of options;

- the duration of options; and

- the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions for repurchase, issue price and repurchase price.

In the event of a merger or other acquisition event, our board of directors is authorized to provide for outstanding awards to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, the board of directors may provide that all unexercised options will become exercisable in full prior to the completion of such event and that these options will terminate upon the completion of the event if not previously exercised. In addition, immediately prior to the consummation of an acquisition event, the vesting schedule of each outstanding option and stock-based award will be accelerated.

Amendment or Termination

No Award may be made under the Stock Incentive Plan after August 18, 2008, but Awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the Stock Incentive Plan. For tax purposes, however, certain amendments may be subject to stockholder approval.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to Awards granted under the Stock Incentive Plan and with respect to the sale of common stock acquired under the Stock Incentive Plan.

Incentive Stock Options.   In general, a participant will not recognize taxable income upon the grant or exercise of an incentive stock option. Instead, a participant will recognize taxable income with respect to an incentive stock option only upon the sale of common stock acquired through the exercise of the option, which we refer to as ISO Stock. The exercise of an incentive stock option may, however, subject the participant to the alternative minimum tax.

Generally, the tax consequences of selling ISO Stock will vary with the length of time that the participant has owned the ISO Stock at the time it is sold. If the participant sells ISO Stock after having owned it for at least two years from the date the option was granted and one year from the date the option was exercised, then the participant will recognize long-term capital gain in an amount equal to the excess of the sale price of the ISO Stock over the exercise price.

If the participant sells ISO Stock for more than the exercise price prior to having owned it for at least two years from the date the option was granted and one year from the date the option was exercised, then all or a portion of the gain recognized by the participant will be ordinary compensation income and the remaining gain, if any, will be a capital gain. This capital gain will be a long-term capital gain if the participant has held the ISO Stock for more than one year prior to the date of sale.

If a participant sells ISO Stock for less than the exercise price, then the participant will recognize capital loss in an amount equal to the excess of the exercise price over the sale price of the ISO Stock. This capital loss will be a long-term capital loss if the participant has held the ISO Stock for more than one year prior to the date of sale.

Nonstatutory Stock Options.   As in the case of an incentive stock option, a participant will not recognize taxable income upon the grant of a nonstatutory stock option. Unlike the case of an incentive stock option, however, a participant who exercises a nonstatutory stock option generally will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the common stock acquired through the exercise of the option, which we refer to as NSO Stock on the date of exercise over the exercise price.

With respect to any NSO Stock, a participant will have a tax basis equal to the exercise price plus any income recognized upon the exercise of the option. Upon selling NSO Stock, a participant generally will recognize capital gain or loss in an amount equal to the difference between the sale price of the NSO Stock and the participant's tax basis in the NSO Stock. This capital gain or loss will be a long-term capital gain or loss if the participant has held the NSO Stock for more than one year prior to the date of the sale.

Restricted Stock.   A participant will not recognize taxable income upon the grant of a restricted stock Award unless the participant makes an election under Section 83(b) of the Code, which we refer to as a Section 83(b) Election. If the participant makes a Section 83(b) Election within 30 days of the date of the grant, then the participant will recognize ordinary compensation income for the year in which the Award is granted, in an amount equal to the difference between the fair market value of the common stock at the time the Award is granted and the purchase price paid for the common stock. If a Section 83(b) Election is not made, then the participant will recognize ordinary compensation income, at the time that the forfeiture provisions or restrictions on transfer lapse, in an amount equal to the difference between the fair market value of the common stock at the time of such lapse and the original purchase price paid for the common stock. The participant will have a tax basis in the common stock acquired equal to the sum of the price paid and the amount of ordinary compensation income recognized.

Upon the disposition of the common stock acquired pursuant to a restricted stock Award, the participant will recognize a capital gain or loss in an amount equal to the difference between the sale price of the common stock and the participant's tax basis in the common stock. This capital gain or loss will be a long-term capital gain or loss if the shares are held for more than one year. For this purpose, the holding period shall begin just after the date on which the forfeiture provisions or restrictions lapse if a Section 83(b) Election is not made, or just after the Award is granted if a Section 83(b) Election is made.

Other Stock-Based Awards.   The tax consequences associated with any other stock-based award granted under the Stock Incentive Plan will vary depending on the specific terms of the Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award, and the participant's holding period and tax basis for the Award or underlying common stock.

Tax Consequences to Akamai.   The grant of an Award under the Stock Incentive Plan will have no tax consequences to Akamai. Moreover, in general, neither the exercise of an incentive stock option nor the sale of any common stock acquired under the Stock Incentive Plan will have any tax consequences to Akamai. Akamai generally will be entitled to a business-expense deduction, however, with respect to any ordinary compensation income recognized by a participant under the Stock Incentive Plan, including as a result of the exercise of a nonstatutory stock option or a participant's sale of ISO Stock for more than the exercise price prior to having owned it for at least two years from the date of grant and one year from the date of exercise or a Section 83(b) Election. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Board Recommendation

Akamai's board of directors believes that the proposed amendment to the Stock Incentive Plan is in the best interests of Akamai and its stockholders and therefore recommends that the stockholders vote FOR this proposal.

APPROVAL OF AMENDMENT OF AKAMAI'S EMPLOYEE STOCK PURCHASE PLAN

Overview

In the opinion of Akamai's board of directors, the future success of Akamai depends, in large part, on its ability to maintain a competitive position in attracting, retaining and motivating our employees. Under our Employee Stock Purchase Plan, Akamai is currently authorized to sell to our employees, through payroll deductions, up to an aggregate of 600,000 shares of common stock. As of March 31, 2001, there were 418,467 shares available for future sale under the Employee Stock Purchase Plan. Accordingly, on March 20, 2001, Akamai's board of directors adopted an amendment to the Employee Stock Purchase Plan that increased from 600,000 to 3,100,000 the number of shares of common stock available for issuance under the Employee Stock Purchase (subject to adjustment for certain changes in Akamai's capitalization).

Summary of the Employee Stock Purchase Plan

The following summary of the Employee Stock Purchase Plan is qualified in its entirety by reference to the full text of the 1999 Employee Stock Purchase Plan, a copy of which is attached as *Appendix C* to the electronic copy of this Proxy Statement filed with the Commission and may be accessed from the Commission's home page (www.sec.gov). In addition, a copy of the Employee Stock Purchase Plan may be obtained by making a written request to the General Counsel of Akamai.

Description of the Plan

The Employee Stock Purchase Plan permits employees of Akamai and our designated subsidiaries to purchase shares of common stock from Akamai through a series of offerings. Generally, each offering may last up to two years. Offerings under the Employee Stock Purchase Plan commence every six months, so at any given point in time, we will be conducting more than one offering. However, employees are only eligible to participate in one offering at a time. Each eligible employee may elect to have amounts withheld from his or her compensation, which amounts will accrue in an account for such employee during the period of an offering. On each June 1 and December 1 during the offering period, funds that have accrued in this account will be used to purchase common stock, subject to certain limitations, at a purchase price that is generally 85% of the fair market value of the common stock on either the initial date of each offering, or on the last trading day prior to the date of purchase, whichever is less.

Eligibility

Persons eligible to participate in an offering under the Employee Stock Purchase Plan are generally those employees who (i) are employed by Akamai at least seven (7) calendar days prior to a given enrollment date, (ii) are customarily employed by Akamai for more than five (5) months in any calendar year and (iii) do not own five percent (5%) or more of Akamai's capital stock.

Offering Periods

The Employee Stock Purchase Plan consists of consecutive, overlapping offering periods with a new offering period commencing on the first trading day on or after June 1 and December 1 of each year. The Board may change the period of any offering that has not yet commenced if the Board announces the change at least five (5) days prior to the commencement of the offering.

Payroll Deductions

Eligible participants in the Employee Stock Purchase Plan may request that Akamai withhold up to ten percent (10%) of their compensation. Payroll deductions are then credited to the participant's accounts and are withheld in whole percentages only. An employee may not make any additional payments into such account. An employee may discontinue participation in the Employee Stock Purchase Plan or may increase or decrease the rate of payroll deductions to not more than 10 percent (10%) or less than zero percent (0%) not more than four (4) times during each offering period.

Automatic Transfer to Low Price Offering Period

If the fair market value of the common stock on the last trading day of a purchase period in an offering period is lower than the fair market value of the common stock on the first day of such offering period, then all participants in such offering period will be automatically withdrawn from such offering period immediately after the exercise of their option and automatically re-enrolled in the immediately following offering period as of the first day thereof.

Grant of Option

On the first day of each offering period, each eligible employee participating in such offering period will be granted an option to purchase up to a whole number of shares of common stock determined by dividing $50,000 by the fair market value of a share of common stock on that day. The option shall be exercisable as to 25% of the total number of shares on the last trading day of each purchase period. The option shall expire on the last day of the offering period.

Exercise of Option

A participant's option for the purchase of shares is exercised automatically on the last trading day of each purchase period. Upon exercise, the participant will purchase the maximum number of full shares subject to the option which vested on such date and can be purchased based upon the applicable purchase price and the accumulated payroll deductions in his or her account. Any money left over in a participant's account after the last trading day of each purchase period will be returned to the participant.

Purchase Price

The purchase price of the shares of common stock to be sold pursuant to any given offering is equal to the lesser of (i) 85% of the fair market value of the shares on the first day of the offering period, or (ii) 85% of the fair market value of the shares on the last trading day of the purchase period. For so long as the common stock is traded on the Nasdaq National Market System, the fair market value of a share of common stock on any given date shall be the last reported sale price.

Changes in Capitalization

In the event of a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by Akamai, the maximum number of shares each participant may purchase during a purchase period and the price per share and the number of shares of common stock covered by each option under the Employee Stock Purchase Plan which has not yet been exercised shall be proportionately adjusted.

Merger or Asset Sale

In the event of a sale of all or substantially all of the assets of Akamai, or the merger of Akamai with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or provide a substitute for the option, any purchase periods then in progress shall be shortened by setting a new exercise date and any offering periods then in progress shall end on the new exercise date. The new exercise date shall be before the date of Akamai's proposed sale or merger.

United States Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to participation in the Employee Stock Purchase Plan and with respect to the sale of common stock acquired under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Code and is not a qualified plan under Section 401(a) of the Code.

Tax Consequences to Participants.   In general, a participant will not recognize taxable income upon enrolling in the Employee Stock Purchase Plan or upon purchasing shares of common stock under the Employee Stock Purchase Plan. Instead, if a participant sells common stock acquired under the Employee Stock Purchase Plan at a sale price that exceeds the price at which the participant purchased the common stock, then the participant will recognize taxable income in an amount equal to the excess of the sale price of the common stock over the price at which the participant purchased the common stock. As described below, a portion of that taxable income will be ordinary income, and a portion may be capital gain.

If the participant sells the common stock for more than the purchase price more than one year after acquiring it and more than two years after the date on which the offering commenced, which we refer to as the grant date, then the participant will recognize ordinary compensation income in an amount equal to the lesser of (i) fifteen percent of the fair market value of the common stock on the grant date and (ii) the excess of the sale price of the common stock over the price at which the participant purchased the common stock. Any further income will be long-term capital gain. If the sale price of the common stock is less than the price at which the participant purchased the common stock, then the participant will recognize long-term capital loss in an amount equal to the excess of the price at which the participant purchased the common stock over the sale price of the common stock.

If the participant sells the common stock for more than the purchase price within one year after acquiring it or within two years after the grant date, which sale we refer to as a disqualifying disposition, then the participant will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the common stock on the date that it was purchased over the price at which the participant purchased the common stock. The participant will also recognize capital gain in an amount equal to the excess of the sale price of the common stock over the fair market value of the common stock on the date that it was purchased, or capital loss in an amount equal to the excess of the fair market value of the common stock on the date it was purchased over the sale price of the common stock. This capital gain or loss will be a long-term capital gain or loss if the participant has held the common stock for more than one year prior to the date of the sale and will be a short-term capital gain or loss if the participant has held the common stock for a shorter period.

Tax Consequences to Akamai.   The offering of common stock under the Employee Stock Purchase Plan will have no immediate tax consequences to Akamai. In general, neither the purchase nor the sale of common stock acquired under the Employee Stock Purchase Plan will have any tax consequences to Akamai except that Akamai will be entitled to a business-expense deduction with respect to any ordinary compensation income recognized by a participant upon making a disqualifying distribution. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Withholding.   The amount that a participant elects to have deducted from his or her pay for the purchase of common stock under the Employee Stock Purchase Plan constitutes taxable wages and is subject to withholding. Moreover, Akamai will have a withholding obligation with respect to ordinary compensation income recognized by a participant upon making a disqualifying disposition.

Board Recommendation

Akamai's board of directors believes that the proposed amendment to the Employee Stock Purchase Plan is in the best interests of Akamai and its stockholders and therefore recommends that the stockholders vote FOR this proposal.

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Akamai's board of directors has selected PricewaterhouseCoopers LLP, independent auditors, to audit Akamai's financial statements for the year ending December 31, 2001. PWC has audited the financial statements of Akamai for each fiscal year since Akamai's inception. The affirmative vote of holders of a majority of the shares of common stock represented at the meeting is necessary to ratify the appointment of PWC as Akamai's independent auditors and Akamai's board of directors recommends that the stockholders vote FOR confirmation of such selection. In the event of a negative vote, the board of directors will reconsider its selection. Representatives of PWC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed by PWC for professional services rendered for the audit of Akamai's financial statements for the fiscal year ended December 31, 2000 and for PWC's reviews of the financial statements included in Akamai's quarterly reports on Form 10-Q during such fiscal year were approximately $343,000.

Financial Information Systems Design and Implementation Fees

PWC did not provide any financial design or implementation services to us in the fiscal year ended December 31, 2000.

All Other Fees

The aggregate fees billed by PWC for professional services, other than services related to the audit of Akamai's financial statements, during the fiscal year ended December 31, 2000 were approximately $1.4 million. These fees related primarily to services rendered in connection with the acquisitions of InterVU and Network*24* Communications, registration statement filings by us on Forms S-1, S-3, S-4 and S-8 during fiscal year 2000 and tax matters.

Board Recommendation

Akamai's board of directors believes that the selection of PricewaterhouseCoopers LLP as independent auditors for the year ending December 31, 2001 is in the best interests of Akamai and its stockholders and therefore recommends that the stockholders vote FOR this proposal.

OTHER MATTERS

Akamai's board of directors does not know of any other matters which may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

All costs of solicitation of proxies will be borne by Akamai. In addition to solicitations by mail, Akamai's board of directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and Akamai will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Deadline for Submission of Stockholder Proposals for the 2002 Annual Meeting

Proposals of stockholders intended to be presented at the 2002 Annual Meeting pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by Akamai no later than December 24, 2001 in order that they may be included in the proxy statement and form of proxy relating to that meeting.

In addition, Akamai's by-laws require that Akamai be given advance notice of stockholder nominations for election to Akamai's board of directors and of other business which stockholders wish to present for action at an annual meeting of stockholders (other than matters included in Akamai's proxy statement in accordance with Rule 14a-8 under the Exchange Act). The required notice must be delivered by the stockholder and received by the secretary at the principal executive offices of Akamai (a) no earlier than 90 days before and no later than 70 days before the first anniversary of the preceding year's annual meeting, or (b) if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from the first anniversary date, (i) no earlier than 90 days before the annual meeting and (ii) no later than 70 days before the annual meeting or ten days after the day notice of the annual meeting was mailed or publicly disclosed, whichever occurs first.

AKAMAI'S BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THIS MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

By order of the Board of Directors,

Kathryn Jorden Meyer

KATHRYN JORDEN MEYER
Vice President, General Counsel
and Secretary

April 24, 2001

AKAMAI TECHNOLOGIES, INC.
AUDIT COMMITTEE CHARTER

I. Membership

A. *Number.* The Audit Committee of Akamai Technologies, Inc. (the "Company") shall consist of at least three independent, financially literate members of the board of directors meeting the requirements set forth in Sections I.B. and I.C. below.

B. *Independence.* A director is independent if he or she is not an officer or employee of the Company or its subsidiaries, if he or she has no relationship which, in the opinion of the Company's board of directors, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director, and if he or she:

1. Has not been an employee of the Company or any affiliate of the Company in the current year or in any of the past three years;

2. Has no immediate family member who has been employed by the Company or an affiliate of the Company in any of the past three years (an immediate family member includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in a person's home);

3. Is not employed as an executive of an entity other than the Company having a compensation committee which includes any of the Company's executives;

4. Did not within the last fiscal year receive from the Company or any affiliate of the Company compensation — other than benefits under a tax qualified retirement plan, compensation for director service or nondiscretionary compensation — greater than $60,000; and

5. Has not in any of the past three years been a partner in, or controlling shareholder or executive of, a for profit business organization to which the Company made or from which the Company received payment (other than payment arising solely from investments in the Company's securities) that exceeds the greater of: (i) $200,000; or (ii) more than 5% of the Company's or business organization's consolidated gross revenues.

Under exceptional and limited circumstances, one director who has a relationship making him or her not independent, and who is not a Company employee or an immediate family member of a Company employee, may serve on the Audit Committee if the board of directors determines that the director's membership on the Audit Committee is required by the best interests of the Company and its stockholders, and discloses in the next annual proxy statement after such determination the nature of the relationship and the reasons for the determination.

C. *Financial Literacy.* Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, or must become able to do so within a reasonable time after his or her appointment to the Audit Committee. At least one member of the Audit Committee must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background which result in the member having financial sophistication (such as being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities).

D. *Chairman.* Unless a Chairman is elected by the board of directors, the Audit Committee shall elect a Chairman by majority vote.

II. Responsibilities of the Audit Committee

The Audit Committee shall assist the board of directors in fulfilling their responsibilities to stockholders concerning the Company's accounting and reporting practices, and shall facilitate open communication between the Audit Committee, board of directors, outside auditors, and management. The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the outside auditor, in accordance with its business judgment. The responsibilities set forth herein do not reflect or create any duty or obligation of the Audit Committee to plan, conduct, oversee or determine the appropriate scope of any audit, or to determine that the Company's financial statements are complete, accurate, fairly presented, or in accordance with Generally Accepted Accounting Principles or applicable law. In exercising its business judgment, the Audit Committee shall rely on the information and advice provided by the Company's management and/or its outside auditor.

A. The Audit Committee shall review and reassess the adequacy of this charter at least annually.

B. The outside auditor shall be accountable to the Audit Committee and the board of directors, which together shall have the ultimate authority and responsibility to nominate the outside auditor to be proposed for stockholder approval in any proxy statement, and to select, evaluate, and (where appropriate) replace the outside auditor.

C. The Audit Committee shall ensure that they receive from the outside auditor the written disclosures and letter from the outside auditor required by Independence Standards Board Standard No. 1.

D. The Audit Committee shall discuss with the outside auditor its independence, and shall actively engage in a dialogue with the outside auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the auditor. The Audit Committee shall take, or recommend that the full board of directors take, appropriate action to oversee the independence of the outside auditor.

E. The Audit Committee shall review and discuss with the Company's management the Company's audited financial statements.

F. The Audit Committee shall discuss with the outside auditor the matters about which Statement on Auditing Standards No. 61 requires discussion.

G. Based upon its discharge of its responsibilities pursuant to Sections II.C through II.F and any other information, discussion or communication that the Audit Committee in its business judgment deems relevant, the Audit Committee shall consider whether they will recommend to the board of directors that the Company's audited financial statements be included in the Company's annual reports on Forms 10-K.

H. The Audit Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-K.

I. The Audit Committee shall annually inform the outside auditor, the Chief Financial Officer, the Controller, and the most senior other person, if any, responsible for the internal audit activities, that they should promptly contact the Audit Committee or its Chairman about any significant issue or disagreement concerning the Company's accounting practices or financial statements that is not resolved to their satisfaction. Where such communications are made to the Chairman, he or she shall confer with the outside auditor concerning any such communications, and shall notify the other members of the Audit Committee of any communications which the outside auditor or the Chairman in the exercise of his or her business judgment believes should be considered by the Audit Committee prior to its next scheduled meeting.

J. The Audit Committee shall direct the outside auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information, and to discuss promptly with the Chairman of the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by Statement on Auditing Standards No. 61. The Chairman of the Audit Committee shall discuss any such matters with the outside auditor, and shall notify the other members of the Audit Committee of any discussions which the outside auditor or the Chairman in the exercise of his or her business judgment believes should be considered by the Audit Committee prior to disclosure or filing of the interim financial information, or the Audit Committee's next scheduled meeting.

K. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose or file interim financial information prior to completion of review by the outside auditor.

L. The Audit Committee shall meet privately at least once per year with: (i) the outside auditor; (ii) the Chief Financial Officer; (iii) the Controller; and (iv) the most senior person (if any) responsible for the internal audit activities of the Company.